UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

PORTUGAL TELECOM, SGPS, S.A

(Name of Issuer)

Ordinary shares, nominal value Euro 1 per share

(Title of Class of Securities)

737273102

(CUSIP Number)

April, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 737273102

1.Names of Reporting Persons TELEFONICA,S.A. I.R.S. Identification Nos. of above persons (entities only)
	2.Check the Appropriate Box if a Member of a Group (See Instructions)	[_] [_]
3.SEC Use Only
4.Citizenship or Place of Organization Spain
Number of Shares Beneficially Owned By Each Reporting Person With	5.Sole Voting Power 89,132,630 ordinary shares
6.Shared Voting Power 13,323,750 ordinary shares
7.Sole Dispositive Power 89,132,630 ordinary shares
8.Shared Dispositive Power 13,323,750 ordinary shares

9.Aggregate Amount Beneficially Owned by Each Reporting Person

Telefónica, S.A. owns 102,456,380 ordinary shares of Portugal Telecom SGPS, S.A., out of which 89,132,630 shares are owned directly and 13,323,750 shares are owned indirectly.

Out of the 13,323,750 shares indirectly owned, Telefónica S.A. owns 7,994,250 ordinary shares (representing 0.637% of Portugal Telecom's share capital) through Telecomunicaçoes de Sao Paulo, S.A., or Telesp. Telefónica, S.A indirectly owns 87.49% of Telesp (65.81% through Telefónica Internacional and 21.68% through SP Telecom Holding, which are both wholly owned subsidiaries of Telefónica, S.A). An additional 5,329,500 ordinary shares (representing 0.424% of Portugal Telecom's share capital) is held through Aliança Atlántica Holding, B.V., which is 93.76% owned by Telefónica, S.A. (50% owned directly and 43.76% indirectly through Telesp, which holds a 50% interest in Aliança Atlántica's share capital).

10.Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.Percent of Class Represented by Amount in Row (9) 8.169%
12.Type of Reporting Person (See Instructions) CO

Item 1 (a) (b)	Name of Issuer PORTUGAL TELECOM, SGPS, S.A Address of Issuer's Principal Executive Offices Avda. Fontes Pereira de Melo 40-1033 Lisbon, Portugal
Item 2. (a) (b) (c) (d) (e)

Name of Person Filing

TELEFONICA, S.A.

Address of Principal Business Office or, if none, Residence

Gran Vía 28, 28013 Madrid, Spain

Citizenship

Spanish

Title of Class of Securities

Ordinary shares, nominal value Euro 1 per share

CUSIP Number

737273102

Item 3.	NOT APPLICABLE
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) (b) (c)

Amount beneficially owned:

102,456,380 ordinary shares

Percent of class:

8.169%

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

89,132,630 ordinary shares

(ii) Shared power to vote or to direct the vote

13,323,750 ordinary shares

(iii) Sole power to dispose or to direct the disposition of

89,132,630 ordinary shares

(iv) Shared power to dispose or to direct the disposition of

13,323,750 ordinary shares

Item 5. Ownership of Five Percent or Less of a Class NOT APPLICABLE
Item 6. Ownership of More than Five Percent on Behalf of Another Person. NOT APPLICABLE
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. NOT APPLICABLE
Item 8. Identification and Classification of Members of the Group NOT APPLICABLE
Item 9. Notice of Dissolution of Group NOT APPLICABLE
Item 10. Certifications. NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 29th, 2004

TELEFONICA, S.A.

/s/ Antonio Alonso Ureba

ANTONIO ALONSO UREBA

GENERAL SECRETARY AND SECRETARY TO DE BOARD OF DIRETORS